JPMORGAN TRUST I
245 PARK AVENUE
NEW YORK, NEW YORK 10167

VIA EDGAR

March 3, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 99)

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to me on February 12, 2010 with respect to JPMorgan Inflation Managed Bond Fund.  The Trust’s responses to your comments are set forth below.  We will incorporate any changes to the Fund’s Registration Statement in a filing pursuant to Rule 497.

Goal of the Fund

1.

Comment:  The goal of the Fund is as follows:

“The Fund seeks to maximize inflation protected return.”

Please indicate what is meant by return and whether return includes capital appreciation.

Response:  The prospectus will be revised to read as follows:

The Fund seeks to maximize inflation protected total return.  Additional disclosure will be added to the strategy section to indicate that total return includes income and capital appreciation.

Fees and Expenses of the Fund

2.

Comment:  Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response:  Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of class A shares are subject to a CDSC.  We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund.  The “under $1 million” language in the fee table alerts shareholders to an important exception to the general fact that Class A shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders.  As a result, we are retaining the “under $ 1 million” in the disclosure.

Annual Fund Operating Expenses Table

3.

Comment:  Please replace “Net Expenses” with “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements”

Response:  The revision will be made.

Example

4.

Comment:  The second to last sentence in the introductory paragraph provides as follows:

“The example also assumes that your investment has a 5% return each year and the Fund’s expenses are equal to the net expenses shown in the fee table through 7/1/11 and total annual fund operating expenses thereafter.”

Please revise the disclosure to conform exactly to the wording in Form N-1A (the “Form”).

Response:  The disclosure will be revised to read as follows (changes marked):

“~~The example~~ This Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the ~~net expenses~~ total annual fund operating expenses after fee waivers and expense reimbursements shown in the fee table through 7/1/11 and total annual fund operating expenses thereafter.”

We believe that the disclosure as revised is accurate and consistent with the requirements of Item 3, Instruction 4(a) of the Form.  We are concerned that shareholders might assume that the total expenses after fee waivers and expense reimbursements apply throughout the ten year period absent the disclosure concerning the time period during which the fee waivers apply.

Portfolio Turnover

5.

Comment:  The last sentence of the disclosure provides as follows:

“The Fund has not experienced any portfolio turnover because as of the date of this prospectus, the Fund has not commenced operations.”

Please delete the disclosure as it is not permitted by the Form.

Response:  The disclosure will be deleted.

Main Investment Strategies

6.

Comment:  The first paragraph contains the following disclosure:

“The Fund may also invest in real estate investment trusts (REITS), exchange traded funds (ETFs) and other investment vehicles that invest in real estate and commodity-related securities, commodities or commodity futures as another way to protect against inflation risk.

Please disclose what is meant by “other investment vehicles.”

Response:  The disclosure will be revised to read as follows:

“The Fund may also invest in real estate investment trusts (REITS), exchange traded funds (ETFs), ~~and other investment vehicles~~ registered investment companies, commodity pools and grantor trusts that invest in real estate and commodity-related securities, commodities or commodity futures as another way to protect against inflation risk.

7.

Comment:  Please describe how the adviser determines what to buy and sell for the Fund.

Response:  The description has been updated to describe the adviser’s investment process including how the adviser determines to buy and sell investments.

8.

Comment:  The definition of “bonds” includes a wide variety of securities.  Please include only those instruments that are principal strategies and define what they are.

Response:  The disclosure has been revised to highlight those types of investments that are principal strategies.  Please note that we have not added additional definitions to the front of the prospectus as we believe it is inconsistent with the summary format.  We have, however, included a cross reference to the Investment Practices section of the prospectus for those shareholders who want more detail concerning these types of securities.  Please note that we have moved the full definition of “bonds” to the More About the Fund section to specify the types of securities that may be used to satisfy the Fund’s 80% test.

9.

Comment:  The disclosure provides as follows:

“The Fund may invest a significant portion or all of its assets in mortgage-related and mortgage-backed securities at the adviser’s discretion.”

The risk disclosure indicates that these instruments may include “sub-prime mortgages.”  Please disclose whether these securities include sub-prime securities or alternatively, delete the reference from the risk disclosure.

Response:  The adviser expects that no more than 10% of the Fund’s assets will be invested in sub-prime mortgage-related securities. Additional disclosure will be added to the Fund summary concerning this limitation.

10.

Comment:  The Prospectus does not include disclosure concerning below investment grade securities.  Please confirm that the Fund will not invest in below investment grade securities or alternatively, add appropriate investment strategy and risk disclosure.

Response:  As indicated in the prospectus, the Fund intends to invest in securities that are rated investment grade (or the unrated equivalent) at the time of purchase.

Main Investment Risks

11.

Comment:  Under Derivatives Risk, please add counterparty default risk to the disclosure.

Response: The revisions will be made.

12.

Comment: Under ETF, Investment Company, and Pooled Investment Vehicle Risks, please add further disclosure concerning the risks associated with direct investments in commodities.

Response:  Additional disclosure will be added.

13.

Comment:  The Real Estate Securities Risk indicates that investments in real estate securities are subject to the same risks as direct investments in real estate.  Please describe the risks associated with direct investments in real estate.

Response:  Additional disclosure will be added.

Portfolio Management

14.

Comment:  The table indicates that the portfolio managers have managed the Fund since “inception.”  Please put in the date that the portfolio managers began managing the Fund.

Response:  The current year will be inserted into the prospectus table.

Purchase and Sale of Fund Shares

15.

Comment:  Please delete the following:

You may purchase shares

•

Through your Financial Intermediary

•

By writing to J.P. Morgan Funds Services, P.O. Box 8528, Boston, MA  02266-8528

•

After you open an account, you can also call J.P. Morgan Funds Services at 1-800-480-4111.

Response:  The disclosure will be deleted.

16.

Comment:  Please add “purchase or” to the disclosure that provides you may redeem shares on any business day.

Response:  The revision will be made.

More about the Fund

17.

Comment:  In this section, disclose which strategies are principal strategies and risks for the Fund.  If the section includes non-principal strategies, please segregate them from the principal strategies and identify them as such.  Please confirm that the principal strategies in the back conform to the risks in the front.

Response:  All strategies and risks disclosed in this section are principal strategies and risks. The risks that are included in the More About the Fund section are “main” or principal strategies of the Fund.  We believe that these strategies and risks are summarized in the Fund summary as required by Item 4(a) of Form N-1A.

18.

Comment:   Please change the heading “Cash Positions” to “Temporary Defensive Purposes.”

Response:  The heading will be changed to “Temporary Defensive Positions.”

19.

Comment:  Please confirm that the Fund does not anticipate having high portfolio turnover.  If the Fund anticipates having high portfolio turnover, additional risk disclosure should be added to the Fund summary and in More About the Fund.

Response:  The Fund confirms that it does not anticipate having high portfolio turnover (over 100%).

Statement of Additional Information

20.

Comment:  Under Fundamental Investment Restrictions, the first policy indicates that the Fund may not “concentrate its investments in the securities of issuers primarily engaged in any particular industry except as permitted by the SEC.” Please explain what this restriction means and define concentration.

Response:  The following language will be added to the Statement of Additional Information in response to this comment:

For purposes of fundamental investment restrictions regarding industry concentration, a Fund may not invest more than 25% of its total assets, taken at market value, in the securities of issuers primarily engaged in any particular industry (other than securities issued or guaranteed by the U.S. government, any state or territory of the U.S., its agencies, instrumentalities or political subdivisions).

21.

Comment:  Under Fundamental Investment Restrictions, the second policy indicates that the Fund may not issue senior securities, “except as permitted under the 1940 Act or any rule, order or interpretation thereunder.”  Please provide further explanation about when the Fund may issue senior securities.

Response: The following language will be added to the section following the Fundamental Investment Restrictions in response to this comment:

Fundamental investment policy (2) shall be interpreted based upon no-action letters and other pronouncements of the staff of the Securities and Exchange Commission (“SEC”). Generally, the 1940 Act limits a fund’s ability to borrow money on a non-temporary basis if such borrowings constitute “senior securities.” As noted in "Investment Strategies and Policies – Miscellaneous Investment Strategies and Risks – Borrowings" in SAI Part II, in addition to temporary borrowing, a Fund may borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by a fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, a Fund shall, within three days (not including Sundays and holidays) thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%. A Fund may also borrow money or engage in economically similar transactions if those transactions do not constitute “senior securities” under the 1940 Act. Under current pronouncements, certain Fund positions (e.g., reverse repurchase agreements) are excluded from the definition of “senior security” so long as a Fund maintains adequate cover, segregation of assets or otherwise. Similarly, a short sale will not be considered a senior security if a Fund takes certain steps contemplated by SEC staff pronouncements, such as ensuring the short sale transaction is adequately covered.

22.

Comment:  Under Fundamental Investment Restrictions, the third policy indicates that the Fund may not borrow money, “except as permitted by law.”  Please provide further explanation about when the Fund may borrow money.

Response:  An explanation of when the Fund may borrow money is already provided on pg. 23 of Part II to the Statement of Additional Information under "Investment Strategies and Policies – Miscellaneous Investment Strategies and Risks – Borrowings".  Therefore, no additional disclosure will be added

In connection with your review of the Fund’s Post-Effective Amendment No. 99 filed by the Trust on December 11, 2009, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments.  Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary